Exhibit 99.3

Operating and Financial Review and Prospects

You should read the following discussion together with the unaudited consolidated financial statements as of and for the six months ended June 30, 2023 and 2024 and related notes appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2023 appearing in our Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) and Item 5—“Operating and Financial Review and Prospects” of the Annual Report. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB. Except where the context otherwise requires or where otherwise indicated in this discussion, the terms “MediWound,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to MediWound Ltd. and its subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, planned investments in our expansion into additional geographies, research and development, sales and marketing and general and administrative functions, as well as other non-historical statements in this discussion are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in Item 3.D. “Key Information-Risk Factors” in our Annual Report. The forward-looking statements made in this discussion relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this discussion to reflect events or circumstances after the date of this discussion or to reflect new information or the occurrence of unanticipated events, except as required by law.

A.	Operating Results

Overview

We are a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, bio‑therapeutic, non-surgical solutions for tissue repair and regeneration. Our strategy leverages our breakthrough enzymatic technology platform into diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs. Our current portfolio is focused on next-generation protein-based therapies for burn care, wound care and tissue repair.

Our first innovative biopharmaceutical product, NexoBrid®, has received marketing authorization from the FDA and marketing authorization from the European Medicines Agency (the “EMA”) and other international markets for removal of dead or damaged tissue, known as eschar, in adults with deep partial-thickness and full-thickness thermal burns, also referred to as severe burns. NexoBrid, a concentrate of proteolytic enzymes enriched in bromelain, represents a new paradigm in burn care management, and our clinical trials have demonstrated, with statistical significance, its ability to non‑surgically and rapidly remove the eschar, without harming viable tissues, earlier relative to existing standard of care.

We commercialize NexoBrid globally through multiple sales channels. We sell NexoBrid to burn centers in the European Union, United Kingdom and Israel, primarily through our direct sales force, focusing on key burn centers and KOLs. In the United States, we entered into exclusive license and supply agreements with Vericel Corporation (Nasdaq: VCEL) to commercialize NexoBrid in North America. We have established local distribution channels in multiple international markets, focusing on Asia Pacific, EMEA, CEE and LATAM, which local distributors are also responsible for obtaining local marketing authorization within the relevant territories.

We have been awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"), for the advancement of the development and manufacturing, as well as the procurement of NexoBrid which has initiated on January 2020, as a medical countermeasure as part of BARDA preparedness for mass casualty events.

EscharEx, our next-generation enzymatic therapy under development, is a topical biological drug candidate for the debridement of chronic and other hard-to-heal wounds. Designed for the outpatient setting, EscharEx is an easy-to-use concentrate of proteolytic enzymes enriched in bromelain; having the same API as NexoBrid. In several Phase II trials, EscharEx was shown to be well-tolerated and demonstrated safety and efficacy in the debridement of various chronic and other hard-to-heal wounds with only few daily applications. EscharEx’s mechanism of action is mediated by the proteolytic enzymes that cleave and remove the necrotic tissue and prepare the wound bed for healing. On May 12, 2022, we announced positive results from our U.S. Phase II clinical study of EscharEx for the debridement of VLUs. The study met its primary endpoint with a high degree of statistical significance, demonstrating that patients treated with EscharEx had a statistically significant higher incidence of complete debridement during the 14-day measurement period within up to 8 applications, compared to gel vehicle (EscharEx: 63% (29/46) vs. gel vehicle: 30% (13/43), p-value=0.004). EscharEx efficacy superiority remained statistically significant after adjusting for pre-specified covariates ascribed to patient baseline characteristics, wound size, wound age and regions.

The study met key secondary and exploratory endpoints. Patients treated with EscharEx had a statistically significant higher incidence of complete debridement, during the same 14-day measurement period, compared to patients treated by non-surgical standard-of-care ("NSSOC") (EscharEx: 63% (29/46) vs. NSSOC: 13% (4/30)) and the time to achieve complete debridement was significantly shorter. Estimated median time to complete debridement was 9 days for patients treated with EscharEx and 59 days for patients treated with NSSOC (p-value=0.016). On average, complete debridement was achieved after 3.6 applications of EscharEx compared to 12.8 applications with NSSOC. Patients treated with EscharEx demonstrated significantly higher incidence of at least 75% granulation tissue at the end of the treatment period compared to gel vehicle (p-value <0.0001). Favorable trends were observed in wound area reduction and reduction of pain compared to gel vehicle.

In addition, the study showed that EscharEx was safe and well tolerated, and the overall safety was comparable between the arms as assessed by the data safety monitoring board. Importantly, there were no observed deleterious effects on wound closure and no material differences in reported adverse events. Estimated time to complete wound closure was 64 days for patients treated with EscharEx compared to 78 days for patients treated with NSSOC.

EscharEx was also evaluated in a U.S. Phase II pharmacology study. The study was prospective, open label, single-arm and conducted at three U.S. clinical sites. On July 7, 2022, we announced positive results from this study. 70% of patients achieved complete debridement during the course of treatment within up to 8 applications. On average, complete debridement was achieved after 3.9 applications of EscharEx. Additionally, an average reduction of 35% in wound size was achieved by the end of the 2-week follow-up period. In all patients that were positive for biofilm at baseline, the biofilm was reduced substantially to single individual microorganisms or completely removed by the end of treatment. Seven patients had positive red fluorescence (indicative of bacteria) at baseline and average red fluorescence was reduced from 1.69 cm2 pre-treatment to 0.60 cm2 post treatment. Biomarker analysis from wound fluid safety data showed that EscharEx is safe and well-tolerated.

Our third innovative product candidate, MW005, is a topically applied biological drug candidate for the treatment of non-melanoma skin cancers, based on the same API as NexoBrid and EscharEx (a concentrate of proteolytic enzymes enriched in bromelain). In July 2021, we initiated a phase I/II study of MW005 for the treatment of low-risk BCC. On July 11, 2022, we announced positive initial data from this study. In the first cohort, eleven patients with either superficial or nodular BCC were treated. Patients enrolled into the study received seven topical applications of MW005, once every other day. At the end of eight weeks post treatment period, all patients undergo complete excision, and the specimen is subject to an independent histological clearance examination.

In July 2023, we again announced positive results in our U.S. Phase I/II study of MW005 for the treatment of basal cell carcinoma. Fifteen patients were treated with MW005 and completed the study. Results showed MW005 to be safe and well-tolerated, with a high level of patient compliance. Based on clinical assessments, eleven out of fifteen patients achieved complete clearance of their BCCs; the majority of these patients also had histologically confirmed complete clearance.

Based on the data generated to date, MW005 is safe, well-tolerated and an effective treatment for BCC with a majority of patients who completed the study demonstrating a complete histological clearance of target lesions.

We manufacture NexoBrid and our product candidates in our cGMP certified sterile manufacturing facility at our headquarters in Yavne, Israel. As of December 31, 2023, we had cash and cash equivalents and short term and restricted bank deposits of $41.7 million. Our revenues were $18.7 million and $26.5 in 2023 and 2022, respectively. Our net operating loss was $15.3 million and $8.3 in 2023 and 2022, respectively. We had an accumulated deficit of $174.8 million as of December 31, 2023. We expect to incur significant expenses and operating losses in the coming years, as research and development activities are central to our operations, which will offset by cash inflows from NexoBrid.

We expect to continue to invest in our research and development efforts, including in respect of our NexoBrid ongoing clinical trials which are fully funded by BARDA, as well as the clinical development and trials of EscharEx, MW005 and our other pipeline product candidates. In addition, we expect to continue to advance NexoBrid as a standard of care, and expand its commercial reach in international markets, including for potential use as a medical countermeasure during mass casualty events.

Our legal name is MediWound Ltd. and our commercial name is MediWound.

We are a company limited by shares organized under the laws of the State of Israel. MediWound was founded in January 2000. We are registered with the Israeli Registrar of Companies. Our registration number is 51-289494-0. Our principal executive offices are located at 42 Hayarkon Street, Yavne 8122745, Israel, and our telephone number is +972 (77)-971-4100.

Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, and its telephone number is +1 (302) 738-6680.

We have incurred significant net losses in every year since our inception and expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year and could be substantial. Our net operating losses were $8.2 and $8.4 for the six months ended June 30, 2023 and June 30, 2024, respectively. As of June 30, 2024, we had an accumulated deficit of $190.9.

Key Components of Statements of Operations

Revenues

Sources of revenues. We derive revenues from sales of NexoBrid to burn centers and hospitals burn units in USA, Europe and Israel as well as to local distributors in other countries in accordance with distribution agreements we have in place, which also include revenues from licenses and royalties.

We generate revenues from development services provided to BARDA, and to DOD/MTEC.

Our ability to generate additional, more significant revenues will depend on the successful commercialization of NexoBrid.

Cost of Revenues

Our total cost of revenues includes expenses for the manufacturing of NexoBrid, including: the cost of raw materials; employee‑related expenses, including salaries, equity based‑compensation and other benefits and related expenses, lease payments, utility payments, depreciation, changes in inventory of finished products, royalties and other manufacturing expenses. These expenses are partially reduced by an allotment of manufacturing costs associated with research and development activities to research and development expenses.

Cost of revenues includes costs associated with the research and development services provided to BARDA and MTEC, including salaries and related expenses, clinical trials, sub‑contractors and external advisors.

Operating Expenses

Research and Development Expenses

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later‑stage clinical trials. We expect research and development costs to increase significantly for the foreseeable future as EscharEx progresses in its clinical program in the U.S. and our other pipeline product candidates' progress in clinical trials. However, we do not believe that it is possible at this time to accurately project total program‑specific expenses to reach commercialization. There are numerous factors associated with the successful development of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans. Our actual spending could differ as our plans change and we invest in other drugs or potentially reduce our anticipated funding on research for existing products. Research and development expenses consist primarily of compensation for employees engaged in research and development activities, including salaries, equity‑based compensation, benefits and related expenses, clinical trials, contract research organization sub‑contractors, development materials, external advisors and the allotted cost of our manufacturing facility for research and development purposes.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation expenses for personnel engaged in sales and marketing, including salaries, equity based‑compensation and benefits and related expenses, as well as promotion, marketing, market access, medical, and sales and distribution activities. These expenses are primarily comprised of costs related to our subsidiary in Germany, which is focused on marketing NexoBrid in E.U., and costs related to maintain marketing authorization.

General and Administrative Expenses

General and administrative expenses consist principally of compensation for employees in executive and administrative functions, including salaries, equity‑based compensation, benefits and other related expenses, professional consulting services, including legal and audit fees, as well as costs of office and overhead. We expect general and administrative expenses to remain stable.

Financial Income/Financial Expense

Financial income includes interest income, revaluation of financial instruments and exchange rate differences. Financial expense consists primarily of revaluation of financial instruments, financial expenses in respect of deferred revenue, revaluation of lease liabilities and exchange rate differences. The market interest due on government grants received from the IIA is also considered a financial expense, and is recognized beginning on the date we receive the grant until the date on which the grant is expected to be repaid as part of the revaluation to fair value of liabilities in respect of government grants.

Taxes on Income

The standard corporate tax rate in Israel is 23%.

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses and other temporarily differences from R&D expenses totaling approximately $178 million as of June 30, 2024. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Under the Law for the Encouragement of Capital Investments, 5719‑1959 (the “Investment Law”), we have been granted “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions and reduced corporate tax rates. Income not eligible for Beneficiary Enterprise benefits is taxed at the regular corporate tax rate. The benefit entitlement period starts from the first year that the Beneficiary Enterprise first earns taxable income, and is limited to 12 years from the year in which the company requested to have tax benefits apply.

Comparison of Period to Period Results of Operations

We are providing within this section a supplemental discussion that compares our historical statement of operations data in accordance with IFRS, as issued by the IASB. The below table and the below discussion provides data for each of the six months ended June 30, 2024 and 2023.

	Six Months Ended June 30,
	2024	2023
	(in thousands)
Condensed statements of operations data:
Revenues	$10,027	$8,572
Cost of revenues	8,973	6,609
Gross profit	1,054	1,963

Operating expenses:
Research and development	3,368	4,126
Selling and marketing	2,403	2,438
General and administrative	3,501	3,770
Other (income) expenses	-	-
Operating loss	(8,218)	(8,371)

Financial income (expenses), net	(7,794)	5,611
Loss before taxes on income	(16,012)	(2,760)

Taxes on income	(22)	(17)

Net loss	$(16,034)	$(2,777)

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Revenues

	Six Months Ended June 30,
	2024	2023
	(in thousands)
Revenues from sale of products	$3,202	$2,358

Revenues from development services	6,727	6,149

Revenues from license agreements and royalties	98	65

We generated total revenues of $10.0 million for the six months ended June 30, 2024 compared to $8.6 million for the six months ended June 30, 2023. The increase is mainly attributed to revenue from Vericel and new contracts with the U.S. Department of Defense (DoD).

Revenues from sale of products

Revenues from sales of products in the six months ended June 30, 2024 were $3.2 million, a 33.3% increase compared to $2.4 million in the six months ended June 30, 2023. The increase is mainly attributed to revenue from Vericel.

Revenues from development services

Revenues from development services increased by 9.8% in the six months ended June 30, 2024 from $6.1 million to $6.7 million. The increase is mainly driven from new contracts with the U.S. Department of Defense (DoD).

 Revenues from license agreements and royalties

In the six months ended June 30, 2024, revenues from license agreements and royalties were $0.1 million compared to $0.07 million in the six months ended June 30, 2023.

Our revenues, as reported in our consolidated financial statements, are based on the location of the customers, as shown in the below table:

	Six Months Ended June 30,
	2024	2023
	(in thousands)
International (excluding U.S.)	$2,286	$2,322
U.S.	7,741	6,250

BARDA contributed 37.7% and 63.8% of the Company’s total revenues in the six months ended June 30, 2024 and 2023 respectively. Vericel contributed 10.1% and 0% of the Company’s total revenues in the six months ended June 30, 2024 and 2023 respectively. DoD/MTEC contributed 29.4% and 8.56% of the Company’s total revenues in the six months ended June 30, 2024 and 2023 respectively.

Costs and Expenses

Cost of revenues

	Six Months Ended June 30,
	2024	2023
	(in thousands)
Cost of revenues from sales of products	$3,144	$1,436
Cost of revenues from development services	5,821	5,170
Cost of revenues from license agreements and royalties	8	3

Cost of revenues as a percentage of total revenues increased from 77.1% for the six months ended June 30, 2023 to 89.5% for the six months ended June 30, 2024.

Cost of revenues from sales of products as a percentage of revenues from sales of products increased to 98.2% for the six months ended June 30, 2024, from 60.9% in the six months ended June 30, 2023. The increase is mainly due to changes in the revenue mix and nonrecurring production costs.

Cost of revenues from development services as a percentage of revenues from development services was 86.53% in the six months ended June 30, 2024, compared to 84.08% in the six months ended June 30, 2023. The increase is mainly attributed to CAPEX costs in the DOD contracts which derive lower margin.

Cost of revenues from license agreements and royalties as a percentage of revenues from license agreements and royalties was 8.16% in the six months ended June 30, 2024 compared to 4.62% in the six months ended June 30, 2023.

Research and development expenses,

Research and development expenses decrease by 18.37% from $4.1 million in the six months ended June 30, 2023 to $3.4 million in the six months ended June 30, 2024. The decrease is mainly attributed to the completion of EscharEx Phase II study.

General and administrative expenses

General and administrative expenses decreased by 7.14% in six months ended June 30, 2024 compared to the six months ended June 30, 2023 from $3.8 million in the six months ended June 30, 2023 to $3.5 million in the six months ended June 30, 2024. The decrease is primarily related to professional services

Financial income, net	Six Months Ended June 30,
	2024	2023
	(in thousands)
Financial income	$1,171	$7,480
Financial expenses	(8,965)	(1,869)

Financial income

Financial income decreased from $7.5 million in the six months ended June 30, 2023 to $1.2 million in the six months ended June 30, 2024. The decrease is mainly attributed to revaluation of warrants.

Financial expense

Financial expenses increased from $1.9 million in the six months ended June 30, 2023, to $9.0 million in the six months ended June 30, 2024. The increase is mainly attributed to revaluation of warrants.

B.	Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, manufacturing costs, research and development activities related to EscharEx and other products candidates, capital expenditure requirements, as well as sales and marketing activities associated with the commercialization of NexoBrid in Europe.

On March 7, 2022, the Company completed a public offering in total of 744,048 new ordinary shares which were issued in consideration to offering price of $13.44 per share. The net proceeds were $8,653, after deducting commissions and other offering expenses. In addition, on March 22, 2022 the underwriters exercised their options to purchase an additional 89,012 ordinary shares at the same public offering price. The net consideration to the Company, less underwriting discounts and commissions was at additional of $1,021.

On September 26, 2022, the Company completed a registered direct (the “RD”) offering in an aggregate amount of $13,257 represent a combine purchase price of $12.25 for issuance of 1,082,223 ordinary shares and 1,082,223 warrants that become exercisable on November 28, 2022, at an exercise price of $13.475 per ordinary share which will expire in four years, The net proceeds from this offering in the amount of $11,698 have been received on September 28, 2022. The issuance expenses related to the non-current financial liability were recorded through profit and lost and the issuance expenses related to the issuance of shares recorded as a deduction from the proceed in equity.

On October 6, 2022 we entered the PIPE Securities Purchase Agreement with the several purchasers listed on the signature pages thereto (the “PIPE Purchasers”), in connection with the offer and sale of 1,407,583 pre-funded warrants to purchase up to 1,407,583 Ordinary Shares (the “Pre-Funded Warrants”) and 1,407,583 ordinary warrants to purchase up to 1,407,583 Ordinary Shares (the “PIPE Ordinary Warrants,” and together with the Pre-Funded Warrants, the “PIPE Warrants”) (the “PIPE Offering”). The combined purchase price for one Pre-Funded Warrant and associated PIPE Ordinary Warrant was $12.243. The Pre-Funded Warrants have an exercise price of $0.007 per Ordinary Share and the PIPE Ordinary Warrants have an exercise price of $13.475 per Ordinary Share and each become exercisable on November 28, 2022. The PIPE Offering closed on October 6, 2022. The gross proceeds from the PIPE Offering were approximately $17.23 million. As of December 31, 2022, all Pre-Funded Warrants have been exercised and none of the PIPE Ordinary Warrants have been exercised.

H.C. Wainwright & Co., LLC (“Wainwright”) acted as the exclusive placement agent for the RD Offering and the PIPE Offering (together, the “2022 Offerings”). Upon closing of the Offerings, we issued Wainwright (or its designees) the warrants to purchase up to 124,491 ordinary shares (the “Wainwright Warrants”). The warrants have substantially the same terms as the RD Warrants and the Series A Warrants, except that the Wainwright Warrants have an exercise price equal to $15.3125 per share (which represents 125% of the offering price per Ordinary Share in the Offerings) and will expire four (4) years after November 28, 2022, but no more than five (5) years following the commencement of the sales pursuant to the RD Offering.

On February 3, 2023, we entered into a securities purchase agreement (the “2023 Securities Purchase Agreement”) with the purchasers listed on the signature pages thereto (the “2023 Purchasers”), in connection with the offer and sale of 1,964,286 ordinary shares (the “2023 Offering”). The purchase price per ordinary share was $14.00. The 2023 Offering closed on February 7, 2023. The gross proceeds from the Offering were approximately $27.5 million.

During the first half of 2024, 46,456 warrants were exercised to the Company shares for exercise price of $13.475 per ordinary share, in accordance with the terms of the warrants.

On July 15, 2024, the Company entered into a definitive share purchase agreement. The agreement includes the sale and purchase of 1,453,488 shares of the Company’s ordinary shares, each with a par value NIS 0.07 (the “Ordinary Shares”), in a private investment in public equity (the “PIPE Offering”). The purchase price is set at $17.20 per share. The gross proceeds from the PIPE Offering are $25,000.

Concurrently with the PIPE offering, on July 15, 2024, the Company and Teva Pharmaceutical Industries Ltd. (“Teva”) entered into Amendment No. 2 (the “Amendment”) to the settlement agreement and mutual general release, dated March 24, 2019, as previously amended by Amendment No. 1, dated December 13, 2020, by and between the Company and Teva (the “Agreement”). Under the terms of the Amendment, the Company will pay Teva $4,000 as the final payment due from the Company under the Agreement, with 50% of such prepayment in cash and 50% in the form of ordinary shares of the Company to be issued by the Company to Teva (as part of the PIPE offering), all in accordance with the terms and timeframe specified in the Amendment.

On July 16, 2024, 44,573 warrants were exercised to the Company ordinary shares for an exercise price of $13.475 per ordinary share, in accordance with the terms of the warrants.

The Company believes that its existing cash and cash equivalents, short-term and restricted bank deposits of $29..2 million as of June 30, 2024, will be sufficient to fund its operations and capital expenditure for at least twelve months from the date of issuance of these consolidated financial statements.

Our future capital requirements will depend on many factors, including our revenue growth, timing of milestone payments, the timing and extent of our spending on research and development efforts, and international expansion. We may also seek to invest in or acquire complementary businesses or technologies. To the extent that existing cash and cash from operations are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favorable terms or at all

The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. From inception to June 30, 2024, the Company has incurred cash outflows from operations, losses from operations, and has an accumulated deficit of $190.9 million.

Cash Flows

The following table summarizes our consolidated statement of cash flows for the periods presented.

	Six Months Ended June 30,
	2024	2023

Net cash provided by (used in):
Operating activities	$(8,231)	$(4,599)
Investing activities	1,061	(33,521)
Financing activities	(802)	23,848

Net cash used in operating activities

Net cash used in all periods resulted primarily from our net loss adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments for non-cash items include depreciation and amortization, equity-based compensation, revaluation of contingent liabilities warrants, and lease liability, and changes in assets and liabilities items.

Net cash used in operating activities increased to $8.2 million in the six months ended June 30, 2024 compared to net cash used in operating activities of $4.6 million in the six months ended June 30, 2023, The increase is mainly related to the BLA approval millstone payment from Vericel in 2023.

Net cash used in investing activities

Net cash used in investing activities primarily derives from investment in short term banks deposits and from purchases of property and equipment mainly related to scaling up our production facility, offset by interest received from short term bank deposit. Net cash provided by investing activities was $1.1 million in the six months ended June 30, 2024, compared to $33.5 million used in during the six months ended June 30, 2023. The increase in net cash provided by investing activities was primarily driven by investment in short- term bank deposits from proceed of 2023 offering.

Net cash provided by financing activities

Net cash used in financing activities was $0.8 million in the six months ended June 30, 2024 compared to $23.8 million provided by in the six months ended June 30, 2023. The decrease in net cash provided by financing activities was primarily a result of the proceeds from the company’s 2023 Offerings.

C.	Research and Development, Patents and Licenses, Etc.

Our research and development strategy is centered on developing our patented proteolytic enzyme technology, which underlies NexoBrid and EscharEx, into additional products for high value indications. Our research and development team is located at our facilities in Yavne, Israel, and consists of 28 employees as of June 30, 2024 and is supported by highly experienced consultants in various research and development disciplines.

We have received government grants (subject to our obligation to pay royalties) as part of the NexoBrid and EscharEx research and development programs approved by the IIA. The total gross amount of grants actually received by us from the IIA, including accrued interest and net of royalties actually paid, totaled $14.1 million as of June 30, 2024 and the amortized cost (using the interest method) of the liability totaled $8.2 million and $8.0 million as of June 30, 2024 and 2023, respectively. Because the repayment of IIA grants is in the form of future royalties, the balance of the commitments to the IIA is presented as an amortized liability on our balance sheet. As of June 30, 2024, we had accrued and paid royalties to the IIA totaling $2.1 million.

We received funds from BARDA in accordance with the terms of our BARDA contracts. As of June 30, 2024 we had accrued $112.9 million of BARDA’s participation in NexoBrid’s research and development programs.

For a discussion of our research and development policies, see “Research and Development” in Item 4.B. of our Annual Report and “Key Information—Risk Factors—Risks Related To Our Incorporation and Location In Israel” in Item 3.D. of our Annual Report.

For a description of our intellectual property, please see “Item 4.B” in our Annual Report under “—Intellectual Property.

D.	Trend Information

Other than as disclosed elsewhere in this Form 6-K or in the unaudited consolidated financial statements as of and for the six months ended June 30, 2023 and 2024 and related notes thereto, or as described in Item 3.D. “Key Information—Risk Factors of our Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. The preparation of these historical financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments in certain circumstances that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting estimates are described in Note 2 to our consolidated financial statements included elsewhere in our Annual Report.